EXHIBIT 99.1

FINANCIAL STATEMENTS RSPRINT FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Years Ended December 31, 2019, 2018 AND 2017

Independent Auditor’s Report

Board of Directors

RSPRINT Powered by Materialise NV

3583 Paal (Beringen), Belgium

We have audited the accompanying financial statements of RSPRINT Powered by Materialise NV, which comprise the statement of financial position as of December 31, 2017 and the statement of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RSPRINT Powered by Materialise NV as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

BDO Bedrijfsrevisoren Burg. CVBA

On behalf of it,

Bert Kegels

/s/ Bert Kegels

Zaventem, Belgium

June 26, 2018

Statements of comprehensive income

		For the year ended December 31
		2019	2018	2017
in 000€	Notes	unaudited	unaudited
Revenue	12.1	1,737	1,112	817
Raw materials and consumables		(1,026)	(630)	(480)
Services and other goods	12.2	(869)	(921)	(1,047)
Employee benefits	12.5	(438)	(460)	(406)
Depreciation and amortization		(60)	(40)	(51)
Other operating expenses	12.4	(8)	(80)	(3)
Other income	12.3	5	130	410
Operating loss		(659)	(889)	(760)
Financial expenses	12.6	(19)	(77)	(17)
Financial income	12.6	15	25	54
Loss before taxes		(663)	(941)	(723)
Income taxes	12.7	—	—	—
Net loss for the year		(663)	(941)	(723)
Other comprehensive loss		—	—	—
Total comprehensive loss for the year		(663)	(941)	(723)

The accompanying notes form an integral part of these financial statements.

Statements of financial position

		As of December 31,
		2019	2018	2017
in 000€	Notes	unaudited	unaudited
Assets
Non-current assets
Property, plant & equipment	4	29	46	144
Other non-current assets	5	64	64	68
Total non-current assets		93	110	212
Current assets
Inventories	6	220	168	82
Trade receivables	7	892	405	250
Other current assets	5	898	77	715
Cash and cash equivalents	8	247	175	209
Total current assets		2,257	825	1,256
Total assets		2,350	935	1,468
Equity and liabilities
Equity	10
Share capital		5,750	4,000	4,000
Accumulated deficit		(5,616)	(4,953)	(4,012)
Total Equity (Deficit)		134	(953)	(12)
Non-current liabilities
Loans & borrowings		—	—	15
Other non-current liabilities	9	145	1,096	773
Total non-current liabilities		145	1,096	788
Current liabilities
Loans & borrowings		—	17	15
Trade payables and accruals	7	1,730	628	615
Deferred income and accrued expenses	12.1	304	83	11
Employee benefit liabilities		37	64	51
Total current liabilities		2,071	792	692
Total equity and liabilities		2,350	935	1,468

The accompanying notes form an integral part of these financial statements.

Statements of changes in equity

in 000€	Notes	Share capital	Accumulated deficit	Total equity
At January 1, 2019*		4,000	(4,953)	(953)
Capital increase*		1,750		1,750
Total comprehensive loss for the year*		—	(663)	(663)
At December 31, 2019*	10	5,750	(5,616)	134
At January 1, 2018		4,000	(4,012)	(12)
Total comprehensive loss for the year*		—	(941)	(941)
At December 31, 2018*	10	4,000	(4,953)	(953)
At January 1, 2017		4,000	(3,289)	711
Total comprehensive loss for the year		—	(723)	(723)
At December 31, 2017	10	4,000	(4,012)	(12)

*	Unaudited

The accompanying notes form an integral part of these financial statements.

Cash flow statements

		For the year ended December 31,
in 000€		2019	2018	2017
	Notes	unaudited	unaudited
Operating activities
Net loss for the year		(663)	(941)	(723)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	4	25	40	51
Loss (gain) on disposal of property, plant & equipment		(1)	(120)	—
Movement reserve for bad debt		35	38	—
Financial expense		—	1	2
Working capital adjustment
Increase (decrease) in trade receivables and other (non) current assets	5/7	(690)	449	(499)
Decrease (increase) in inventories	6	(52)	(86)	(6)
Increase (decrease) in trade payables and accruals, employee benefit liabilities and deferred income	7	1,297	98	(441)
(Decrease)/Increase in other non-current liabilities	9	(950)	323	773
Net cash flow used in operating activities		(999)	(198)	(843)
Investing activities
Purchase of property, plant & equipment	4	(11)	(24)	(18)
Proceeds from the sale of property, plant & equipment (net)		4	202	—
Net cash flow (used in) investing activities		(7)	178	(18)
Financing activities
Repayment of finance leases		(17)	(13)	(15)
Payment of issued capital	5/10	1,095	—	1,000
Interest paid		—	(1)	(1)
Net cash flow from (used in) financing activities		1,078	(14)	984
Net increase or decrease of cash & cash equivalents
Cash & cash equivalents at beginning of the year	8	175	209	86
Cash & cash equivalents at end of the year	8	247	175	209

The accompanying notes form an integral part of these financial statements.

Notes to the financial statements

1  Corporate information

RSPRINT Powered by Materialise NV is a limited liability company with its registered office at De Weven 7, 3583 Paal, Belgium. The financial statements comprise only RSPRINT Powered by Materialise NV. Except as otherwise required by the context, references to “Company,” “we,” “us” and “our” are to RSPRINT Powered by Materialise NV.

The Company is a joint venture between Materialise NV and RSScan International NV (the “Shareholders”) and has as its commercial brand name “Phits”. The Company develops 3D printed insoles, which is the beginning of a revolution in footwear and orthopedics, a field where 3D printing offers limitless possibilities in the mass production of completely personalized products, and can enable a shift towards analysis and patient care.

The financial statements of the Company for the 3 years ended December 31, 2019 were approved and authorized for issue on June 30, 2020 in accordance with a resolution of the Board of Directors of the Company (the “Board of Directors”).

2  Basis of preparation

The financial statements of the Company for the years ended December 31, 2019, 2018 and 2017 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively “IFRS”).

These financial statements have been prepared on a historical cost basis.

The financial statements are presented in thousands of euros (K€ or 000€) and all “currency” values are rounded to the nearest thousand (€000), except when otherwise indicated.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgment and estimates have been made in preparing the financial statements and their effect are disclosed in Note 3.

New standards, interpretations and amendments adopted by the Company

The Company has adopted the following new and revised standards and interpretations issued by the IASB and IFRIC that are relevant to its operations and effective for accounting periods beginning on January 1, 2019.

•	IFRIC 23 Uncertainty over income tax treatments

•	IFRS 16 Leases

Several other amendments and interpretations apply for the first time in 2019, but do not have an impact on the consolidated financial statements of the Company. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The application of the above relevant new standards and interpretations are explained below.

IFRIC 23 Uncertainty over income tax treatments

Uncertainty over income tax treatments has been applied as from January 1, 2019. The adoption of this new interpretation did not have an impact.

IFRS 16 Leases

The Company has applied IFRS 16 as from January 1, 2019 by using the modified retrospective approach, not restating comparatives for the 2018 and 2017 reporting period.

On the adoption of IFRS 16, the Company didn’t recognize lease liabilities in relation to leases.

There is no IFRS 16 adjustment required as in accordance with the IFRS 16 accounting policy RSPRINT uses the short-term exception

Going concern

The Company has experienced net losses and significant cash used in operating activities since its inception. As of December 31, 2019, the Company had an accumulated deficit of K€(5,616), a loss for the year of K€(663) and net cash used in operating activities of
K€(999). As a result there is a substantial doubt about the ability to continue as a going concern.

Despite this substantial doubt, enforced by the Covid-19 effect as described below, the Board of Directors, supported by the Shareholders, is of the opinion that the financial statements can be prepared assuming the Company will continue as a going concern.

The Company’s business plan presents positive EBITDA (earnings before interest, tax depreciation and amortization) as from 2021. The business plan is supported by a new contract with GO4D that was signed in 2020, for the U.S. market. During the year a capital increase of K€1,750 has been issued, of which K€1,095 has been paid up. The balance of K€655 will be paid up at the latest on December 31, 2020. Despite a certain number of assumptions and uncertainties in the business plan, we believe that these measures create a strong basis for the further development of our business model.

As at December 31, 2019, the Company had cash and cash equivalents in the amount of K€247. In the event that additional cash resources would be required for the Company to continue operating for the next 12 months, the Company expects to be able to benefit from the flexibility of the Shareholders in relation to the Company’s obligations. To ensure the business continuity of RSPRINT, Materialise agreed to refrain from seeking repayment of its unpaid trade receivables vis-à-vis RSPRINT; this comfort has been granted by Materialise NV to the extent that RSPRINT would not be financially capable to make repayments, and is valid until June 30, 2021. In addition, the Company expects to be able to rely on the execution of research and development projects with the Shareholders as subcontractors to align outgoing cash flow of such projects with incoming cash flow from trade receivables payments.

The future viability of the Company is dependent on its ability to generate cash from operating activities and the flexibility of its Shareholders, as described above. However, we expect to be able to fund our operations for at least 12 months from the date of approval of these financial statements. As a result of this, the financial statements are prepared assuming the Company will continue as a going concern and do not include any adjustments related to any uncertainty regarding recoverability and classification of recorded asset amounts and classification of liabilities.

As of June 30th, 2020, we are unable to predict the duration and severity of the spread of the coronavirus and the political and economic responses thereto and as a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity. The coronavirus and related responses are developing rapidly, making their impact highly uncertain, and are subject to many factors beyond our control, such as the speed of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions, and reactions and responses of the public. While we expect we will suffer adverse effects, the more severe the outbreak is and the longer it lasts, the effects on us and our business will be more materially adverse.

Based on our current assessment of the COVID-19 pandemic, we have considered various hypothetical scenarios on how our business, results of operations, and financial condition could be impacted during the year 2020. In these scenarios we take the general view, but without any certainty as we are reviewing the situation constantly, that our business will be impacted very significantly in 2020, and will subsequently continue to be weak for the rest of the year, although that our current assessment of the situation is that our business may gradually improve during the remainder of 2020.

We experienced significant reduced consumer demand for our products as a result of the acute COVID-19 crisis in March, April and May and we expect to see a stagnation in demand as result of the developing economic crisis for the remainder of 2020. Our sales teams were unable to perform customer- or distributor (podiatrists, retail stores, orthopaedic experts) visits due to COVID-19 travel- and meeting restrictions. These customer visits will gradually recommence in lock-step with the lifting of lockdown restrictions. In addition, in the period April – May 2020, we had furloughed most of our staff due to loss of demand in that period. We expect to gradually return to full employment in the course of July—August 2020, as business picks up. On the cost-side, we will continue our cost price reduction projects that we had already commenced to further streamline and increase the resilience of the business.

3 Summary of significant accounting policies

Foreign currency translation

The Company’s financial statements are presented in euros, which is also the Company’s functional currency.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into euros at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in financial result.

Property, plant & equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes borrowing costs directly attributable to construction projects if the asset necessarily takes a substantial period of time to get ready for its intended use, it is probable that they will result in future economic benefits to the Company and the cost can be measured reliably. When significant parts of property, plant and equipment are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Furniture, Plant & Equipment	5 years

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Research and development

Research and development includes the costs incurred by activities related to the development of software and foot sole products.

Development activities involve the application of research findings or other knowledge to a plan or a design of new or substantially improved software products before the start of the commercial use.

Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	its intention to complete and its ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset; and

•	the ability to measure reliably the expenditure during development.

The Company has determined that the conditions for recognizing internally generated intangible assets from proprietary software and foot sole product development activities are not met until shortly before the products are available for sale. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the income statement with services and other goods as incurred.

Impairment of non-financial assets (excluding inventories)

Non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e., the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest Company of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (“CGUs”).

The Company bases its impairment calculation on detailed budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to future cash flows projected after the fifth year.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognized in other comprehensive income.

Inventories

Inventories are valued at the lower of cost and net realizable value and mainly relate to raw materials and goods for resale. Costs incurred in bringing each of these products to its present location and condition are accounted for at purchase cost and on a first in, first out basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

A write-off of inventories is estimated based on an ageing analysis.

Financial assets

Financial assets include loans and receivables measured at amortized cost. The Company currently does not have available for sale financial investments, held-to-maturity financial investments or financial assets held for trading.

Financial assets measured at amortized cost

The Company has loans and receivables that are measured at amortized cost.

The Company’s loans and receivables comprise trade receivables, other current assets and cash and cash equivalents in the statement of financial position.

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term, highly liquid investments with original maturities of three months or less.

Financial assets that are classified as loans and receivables are initially measured at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method (“EIR”). Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under financial income in the income statement. The losses arising from impairment are recognized in the income statement under other operating expenses or financial expenses.

Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future ECLs that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of loss is recognized in the income statement.

In addition, for trade receivables and contract assets, the Company applies a simplified approach in calculating ECLs. A loss allowance is recognized at each reporting date based on lifetime ECLs. The Company established a provision matrix that is based on its historical loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For all other receivables, ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

Financial liabilities

The Company has financial liabilities measured at amortized cost which include trade payables. The Company currently does not have financial liabilities held for trading.

Financial liabilities at amortized cost

Those financial liabilities are recognized initially at fair value plus directly attributable transaction costs and are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Offsetting

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included under financial income in the income statement.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s ordinary shares are classified as equity instruments.

Pension benefits

The Company only accounts for the social charges related to the legal pension scheme applicable in Belgium. These charges are recognized as expenses in the period in which employees perform the corresponding services. The Company has no additional “extra-legal” pension plan.

Revenue recognition

The Company’s revenue, which is presented net of sales taxes, is primarily generated by the sale of customer starting pack (installation, training and five 3D printed insoles), 3D printed insoles and footscan plate. The footscan plate is sold together with a perpetual license for using the footscan software embedded. In addition, customers get access to the Phits Design module integrated in the footscan software.

The Company recognizes revenue for goods including software based on the five-step model as a result of the application of IFRS 15 since January 1, 2018:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company is expected to be entitled in exchange from those goods and services.

If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Variable consideration is mainly related to quantities sold, volume (step-based) rebates and development time spend.

Revenue recognition over our different revenue streams can be summarized as follows:

Starting packs

The starting pack is a fixed fee pack including installation, training and the possibility to 3D print five insoles and thus in principle represents multiple distinct performance obligations. Since management assessed that no significant timing difference can occur between the allocated transaction prices of the different performance obligations, the fixed fee is recognized straight-line over a period of two months, which is typically the expiration date.

3D printed insoles

The Company recognizes revenue on the sale of 3D printed insoles to the customers at a point in time when control of the asset is transferred, generally upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms)).

Footscan plate and perpetual license footscan software

The Company recognizes revenue on the sale of footscan plates to customers at a point in time when control of the asset is transferred, generally upon shipment or delivery taking into account the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms)). Installation of the footscan plate is plug-and-play.

The footscan plate and the footscan software are purchased from RSScan International NV, one of the Shareholders. They can be distributed as a bundle or separately by the Company. Maintenance and support related to the footscan software and footscan plate are provided directly by RSScan International NV to the Company’s customers. The footscan software integrates the Phits Design module software developed by the Company.

Order management software

Agreements with customers can include a time-based license for an online order management system with or without the additional performance obligation to deliver 3D printed insoles. Under the currently existing agreements the software license is assessed as a distinct performance obligation and revenue is recognized over the contractual period on a straight-line basis.

Contracts with multiple performance obligations

The Company has entered into a number of contracts with multiple performance obligations whereby it sells the starting packs, the footscan plates and/or the footscan software as a bundle. The Company evaluates whether each performance obligation is distinct from each other, i.e., the customer can benefit from the good or service on its own, or with readily available resources.

Apart from the starting packs mentioned above, the Company has had no significant contracts with multiple performance obligations over the reported periods.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are presented in the statement of financial position as trade receivables (invoices to be made).

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Company performs under the contract. Contract liabilities are presented as deferred income in the statement of financial position.

Contract costs

The Company does not have significant costs to obtain contracts and those costs are expensed as incurred.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate.

Such grants have been received in the forms of grants linked to certain of its research and development programs.

Where retention of a government grant related to assets or to income is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to other operating income in the income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them, as otherwise we would not be recognizing income for such.

Other financial income and expenses

Other financial income and expenses include mainly foreign currency gains or losses on all foreign currency transactions.

Taxes

Current income tax

Income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items that are recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenue, expenses and assets are recognized net of the amount of value added tax (“VAT”), except:

•

Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

New and revised standards not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the closing date of the Company’s financial statements are disclosed below. Of those standards that are not yet effective, none are expected to have a material impact on the Company’s financial statements in the period of initial application.

•	Amendments to IAS 1 and IAS 8 Definition of Material (applicable for annual periods beginning on or after 1 January 2020)

•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (applicable for annual periods beginning on or after 1 January 2022)

•	Amendments to IFRS 3 Business Combinations (applicable for annual periods beginning on or after 1 January 2020)

•	Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform (applicable for annual periods beginning on or after 1 January 2020)

•	Amendments to references to the Conceptual Framework in IFRS standards (applicable for annual periods beginning on or after 1 January 2020)

•	IFRS 17 Insurance Contracts (applicable for annual periods beginning on or after 1 January 2021

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods.

On an ongoing basis, the Company evaluates its estimates, assumptions and judgments, including those related to revenue recognition, development expenses, income taxes and impairment of intangible assets and property, plant and equipment.

The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Revenue recognition

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affect our results of operations and financial condition. The significant estimates and judgments relate to:

•	The assessment of whether a performance obligation is distinct in a bundled sales transactions;

•	Estimates of the variable considerations and the assessment of the revenue constraint limitation; and

•	Estimates of the stand-alone selling prices for each distinct performance obligation.

The Company is making significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e., whether the good or service has a benefit for the customer on its own or together with readily available resources and/or whether the good or service is highly interrelated or a significant input with another good or service delivered, or whether it significantly modifies or customizes another good or service. The relevant judgments include whether the distinct performance obligations that are part of the starting packs sold to customers are individually significant enough. Currently, management has assessed that no significant timing difference can occur between the allocated transaction prices of the different performance obligations, and thus revenue is recognized simultaneously across all performance obligations.

For the stand-alone selling prices, the Company uses prices from a price list or historical prices for similar transactions. However, in certain cases, such information is not immediately available and, in such cases, the Company estimates the stand-alone selling price by using a cost-plus or another estimate.

Certain contracts include estimates of variable considerations within the transaction price and assessing the revenue constraint, such as:

•	Quantities/volume sold for fixed prices in relation to 3D printed insoles;

•	Contractual prices may be different based on volume purchased during a certain period; and

•	Volume rebates.

The method applied to estimate the variable consideration is dependent on the number of possible scenarios and the probability of each scenario. In case there are many possible scenarios with a wide range of probabilities (each less than 50%), the Company will use the expected value method while the most likely method is used when there is a scenario with a higher probability (more than 50%).

Variable consideration is not constrained when based on historical experience and/or highly reliable business forecast and/or the timeframe of the estimates, the Company determines that there is a high probability that this will not result in a future revenue reversal.

Development expenses

The Company incurs development expenses through the outsourced development services performed by its Shareholders. Those internally generated intangible assets may only be recognized as intangible asset from the development phase if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

Determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in determining whether the activities are considered research activities or development activities, whether the product enhancement is substantial, whether the completion of the asset is technically feasible considering a company-specific approach, and the probability of future economic benefits from the sale or use.

Management has determined that the conditions for recognizing internally generated intangible assets from development activities are not met until shortly before the products are available for sale. As such, development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the income statement as incurred. This assessment is monitored by the Company on a regular basis.

Income taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

As at December 31, 2019 the Company had about K€5,888 (2018: K€5,258, 2017: K€3,930) of tax losses carried forward. These losses do not expire. With respect to the unused tax losses no deferred tax assets have been recognized at December 31, 2019, 2018 and 2017, given that there is an uncertainty to which extent these tax losses will be used in future years. If the Company was able to recognize all unrecognized deferred tax assets, net result would have increased by K€1,741 in 2019 (2017: K€1,555, 2017: K€1,336). Further details on taxes are disclosed in Note 12.7.

Provision for expected credit losses of trade receivables and contract assets

The Company uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. Information about ECLs and the Company’s trade receivables and contract assets is disclosed in Note 14.

4 Property, plant & equipment

The changes in the carrying value of the property, plant and equipment can be presented as follows for December 31, 2019, 2018 and 2017:

in 000€	Plant & equipment	Furnitures	Right of use assets	Total
Acquisition value
At January 1, 2017	162	14	—	176
Additions	15	3	44	62
Disposals	—	—	—	—
At December 31, 2017	177	17	44	238
Additions	17	7	—	24
Disposals	(148)	(2)	—	(150)
Transfers	2	(2)	—	—
Other	—	(1)	—	(1)
At December 31, 2018*	48	19	44	111
Additions	—	11	—	11
Disposals	—	—	(19)	(19)
At December 31, 2019*	48	30	25	103
Depreciation
At January 1, 2017	38	5	—	43
Depreciation charge for the year	34	2	15	51
At December 31, 2017	72	7	15	94
Depreciation charge for the year	21	4	15	40
Disposals	(68)	(1)	—	(69)
Transfers	1	(1)	—	—
At December 31, 2018*	26	9	30	65
Depreciation charge for the year	8	6	12	26
Disposals	—	—	(16)	(16)
Transfers	—	—	—	—
At December 31, 2019*	34	15	26	75
Net book value
At 31 December 2019*	14	15	—	28
At 31 December 2018*	22	10	14	46
At 31 December 2017	105	10	29	144

*	Unaudited

The investments in property, plant and equipment in 2019 amounted to K€11 (2018: K€24, 2017: K€62). No individually significant items were purchased in the period ending December 31, 2019 and in the period ending December 31, 2018.

In 2018, one 3D printer was sold to Materialise NV for the amount of K€200. A gain on disposal was realized for an amount of K€119. In 2019 a company car was sold for K€4. A gain on disposal was realized for an amount of k€3.

No impairment of property, plant and equipment was recorded in the years ending December 31, 2019, 2018 and 2017.

5 Other assets

Other non-current assets

Other non-current assets include the following:

	As of December 31,
	2019	2018	2017
in 000€	unaudited	unaudited
Tax credits	64	64	68
Total non-current assets	64	64	68

The non-current tax credits relate to tax credits that will be realized over more than one year.

Other current assets

Other current assets include the following:

	As of December 31,
in 000€	2019	2018	2017
VAT receivables	94	41	14
Accrued income from grants	—	—	165
Deferred charges	75	14	9
Other non-trade receivables	74	22	527
Unpaid capital	655	—	—
Total other current assets	898	77	715

The other non-trade receivables relates for K€74 in 2019 (2018: K€22, 2017: K€527) to a current account with Materialise USA, LLC. We refer to Note 15.

The K€ 655 is the unpaid capital to be paid by RSscan.

6 Inventories

Inventories include the following:

	As of December 31,
	2019	2018	2017
in 000€	unaudited	unaudited
Raw materials	183	153	82
Goods for resale	37	15	—
Total inventories (at cost or net realizable value)	220	168	82

No inventory was written-off as an expense in 2019, 2018 and 2017.

7 Trade receivables and payables and accruals

Trade receivables

The trade receivables include the following:

	As of December 31,
	2019	2018	2017
in 000€	unaudited	unaudited
Accounts receivables	964	460	250
Amortization receivables	(73)	(55)	—
Total	892	405	250

The accounts receivables include receivables with related parties, of which K€255 is with RSScan International NV and some of its subsidiaries. We refer to Note 15. The increase in 2019 is related to increase in business and an outstanding amount of K€263 to one single customer (contractual agreement on minimum delivery soles and exclusivity rights).

Trade receivables are non-interest bearing and are generally on payment terms of 30 days.

No trade receivables were impaired in the course of 2017. As from the period ending December 31, 2018 the Company applies IFRS 9 and recognizes an allowance for ECLs based on a provision matrix. As of December 31, 2019, the total allowance amounts to K€73, including an amount of K€26 resulting from the application of IFRS 9.

Movement bad debts

in 000€	Addition
At January 1, 2017	—
Addition
At December 31, 2017	—
Addition*	38
At December 31, 2018*	38
Addition*	35
At December 31, 2019*	73

*Unaudited

Trade payables and accruals

The trade payables and accruals include the following:

	As of December 31,
in 000€	2019	2018	2017
Trade payables	1,674	569	439
Invoices to be received	56	59	176
Total	1,730	628	615

The trade payables and accruals mainly include payables with related parties, of which K€818 is with Materialise NV, K€352 with Materialise USA and its subsidiaries and K€419 is with RSScan International NV. We refer to Note 15.

Trade payables are non-interest bearing and are generally on payment terms of 30 days.

8 Cash and cash equivalents

Cash and cash equivalents include the following:

	As of December 31
	2019	2018	2017
in 000€	Unaudited	Unaudited
Cash at bank	247	175	209
Cash equivalents	—	—	—
Total	247	175	209

Cash at bank earns interest at floating rates based on daily bank deposit rates.

9 Other non-current liabilities

At of December 31, 2019, the other non-current liabilities amounts to K€145 with Materialise NV, as of December 31, 2018, the other non-current liabilities amount to K€1 096 and relate to long-term trade liabilities towards Materialise NV (2017: K€773) as Materialise NV allows the Company to repay this amount after 12 months.

10 Equity

Share capital

The share capital of the Company consists of 5 750 ordinary nominative shares at December 31, 2019. There was an increase of the number of shares during the year of 1 750. The shares have no nominal but par value of €1 000 for a total amount of K€5 750, of which a total amount of K€5 095 was fully paid at December 31, 2019 (2018: K€ 4 000, 2017: K€4 000).

in 000€, except per share data	Total number of ordinary shares	Total shareholder’s capital subscribed	Shareholders’ capital paid	Shareholders’ capital unpaid
Outstanding on January 1, 2017	4,000	4,000	4,000	—
Payment subscribed capital	—	—
Outstanding on December 31, 2017	4,000	4,000	4,000	—
Payment subscribed capital	—	—
Outstanding on December 31, 2018*	4,000	4,000	4,000	—
Payment subscribed capital	1,750	1,750	1,095	655
Outstanding on December 31, 2019*	5,750	5,750	5,095	655

*	Unaudited

Unpaid capital

At the end of 2019, the unpaid capital was presented under the other current assets.

Accumulated deficit

The accumulated deficit increased by K€663 from K€(4,954) per end of December 31, 2018 to K€(5,616) as of December 31, 2019. The increase is due to the net loss of the year ended December 31, 2019.

11 Fair value

Financial assets

The carrying value and fair value of the financial assets for December 31, 2019, 2018 and 2017 can be presented as follows:

	Carrying value			Fair value
in 000€	As of December 31,			As of December 31,
	2019*	2018*	2017	2019*	2018*	2017
Financial assets
Loans and receivables measured at amortized cost
Trade receivables (current)	892	405	250	892	405	250
Other non-trade receivables	75	22	527	75	22	527
Other current financial assets	655	—	—	655	—	—
Cash & cash equivalents	247	175	209	247	175	209
Total loans and other receivables	1,869	602	986	1,869	602	986

*	unaudited

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

The carrying value of the cash and cash equivalents, non trade receivables related to the current account with Materialise USA and the current receivables approximate their fair value due to their short-term character.

Financial liabilities:

The carrying value and fair value of the financial liabilities for December 31, 2019, 2018 and 2017 can be presented as follows:

	Carrying value			Fair value
in 000€	As of December 31,			As of December 31,
	2019	2018	2017	2019	2018	2017
Financial liabilities measured at amortized cost
Loans & Borrowings	—	17	30	—	17	30
Other non-current liabilities	145	1,096	773	145	1,096	773
Trade payables and accruals	1,730	628	615	1,730	628	615
Total financial liabilities measured at amortized cost	1,875	1,741	1,418	1,875	1,741	1,418

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The other non-current liabilities relate to trade payables due to Materialise NV, also valued at carrying value.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company has no financial instruments carried at fair value in the statement of financial position on December 31, 2019, 2018 and 2017.

12	Income and expenses

12.1 Revenue

Revenue by geographical area is presented as follows:

	For the year ended December 31,
	2019	2018	2017
in 000€	unaudited	unaudited
United States of America (USA)	835	420	357
Rest of Europe	542	344	131
Belgium	262	254	273
Asia	98	94	56
Total	1,737	1,112	817

In 2019, the company had one customer (Livit Orthopedie) with individual revenue larger than 10% of the total revenue, a third-party customer with revenue amounting to K€219. In 2018 we had one customer for K€128 (RsScan). In 2017, the company had one third party customer with individual revenue lager than 10%—Runners Services NV (K€87).

The revenue by category is presented as follows:

	For the year ended December 31,
	2019	2018	2017
in 000€	unaudited	unaudited
Revenue from soles	1,526	906	716
Revenue from footscanners and footscan software	77	78	46
Other revenue	133	128	55
Total	1,736	1,112	817

Revenue from soles and footscanners is recognized at a point in time. The portion of revenue recognized over time is not significant for the Company. We refer to Note 2 for more information. Other revenue mainly relates to the recharge of services to related parties and income from software licensing.

The following table provides information about receivables, invoices to be made (contract assets) and deferred income (contract liabilities) from contracts with customers:

	As of December 31,
in 000€	2019 unaudited	2018 unaudited	2017
Trade receivables, excluding ‘invoices to be made’	634	408	234
Contract assets / invoices to be made	105	35	16
Contract liabilities / deferred income	304	74	6
Total	1,043	517	256

The contract assets as of December 31, 2019 relate to invoices to be made or accrued revenue for income from software licenses not yet billed to the customer.

The contract liabilities as of December 31, 2019 relate to sales of insoles that were already contractually billed to the customer whereby the revenue has been deferred by not being satisfied of the performance obligation.

The relation between the timing of satisfaction of the performance obligations and the timing of billing resulting in contract assets and liabilities is as follows:

•

Starting packs: starting packs relate to a fixed fee pack including installation, training and the possibility to receive five pairs of 3D printed insoles valid over a limited amount of time. The starting packs are typically billed at the start of the period. Since management assessed that no significant timing difference can occur between the allocated transaction prices of the different performance obligations, the fixed fee is recognized straight-line over the limited time period between the billing date and the expiration date. No significant contract liabilities exist per end of the reporting period.

•	3D printed insoles: usually no significant difference exists between the timing of the satisfaction of the performance obligation and the timing of the billing.

•	Footscan plate and perpetual license footscan software: usually no significant difference exists between the timing of the satisfaction of the performance obligation and the timing of the billing.

•

Order management software: certain software licenses may have been billed prior to or after the delivery of the software key resulting in either an accrued revenue balance (invoices to be made) or a deferred income balance.

12.2 Services and other goods

Services and other goods expenses include the following selected information:

	For the year ended December 31
	2019	2018	2017
in 000€	unaudited	unaudited
Research & development expenses	106	175	261
Leases, rent and building expenses	83	83	89
Office expenses	52	25	7
Service fees and commissions	583	521	591
Travel and transport expenses	25	71	68
Marketing expenses	7	35	20
Other	13	11	11
Total	869	921	1,047

The research and development expenses relate to services from Materialise NV. Furthermore, K€380 of the services fees and commissions and other goods of 2019 relate to support services from related parties. We refer to Note 15.

12.3 Other income

The other operating income can be detailed as follows:

	For the year ended December 31,
	2019	2018	2017
in 000€	unaudited	unaudited
Government grants	—	—	306
Tax credits	—	—	15
Other	4	10	89
Gain from sales of property, plant and equipment	1	120	—
Total	5	130	410

During 2017 the Company has received government grants linked to certain of its research and development programs. These programs allow the government to contribute a certain percentage of the costs incurred. Any government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to them.

In the year ending December 31, 2018, the Company realized a gain of K€119 over the sale of a 3D printer to Materialise NV. The other items for the amount of K€ 89 in the year ended December 31, 2017 mainly relate to recharges to related parties. We refer to Note 15.

12.4 Other operating expenses

The other operating expenses can be detailed as follows:

	As of December 31,
	2019	2018	2017
in 000€	unaudited	unaudited
Taxes other than income tax	8	42	3
Allowance for doubtful debtors	—	38	—
Total	8	80	3

The taxes other than income taxes amounting to K€8 per end of 2019 mainly relate to import duties (K€3) and non recoverable VAT.

12.5 Employee benefits

The following table shows the breakdown of payroll expenses for 2019, 2018 and 2017:

	For the year ended December 31,
	2019	2018	2017
in 000€	unaudited	unaudited
Short-term employee benefits	323	335	310
Social security expenses	82	80	65
Other employee expenses	33	45	31
Total	438	460	406
Total registered employees at the end of the period	8	8	8

12.6 Financial income and expenses

The financial income for the period ending December 31, 2019 mainly relates to foreign currency exchange gains amounting to K€15 (2018: K€25; 2017: K€53). Similarly, the financial expenses for the period ending December 31, 2019 mainly relate to foreign currency exchange losses amounting to K€19 (2018: K€75; 2017: K€15).

12.7 Income taxes

Current income tax

The Company has no income tax expenses in the statement of comprehensive income of 2019, 2018 and 2017.

Deferred tax

The Company did not account for any deferred tax asset or liability as at December 31, 2019, 2018 and 2017.

The Company has unused tax losses available for an amount of about K€5,888 per end of 2019 (2018: K€5,258, 2017: K€ 3,930). These tax losses have no expiration date. With respect to the net operating losses and temporary differences, no deferred tax assets have been recognized given the uncertainty of realizing a net profit in the near future.

Relationship between Tax Expense and Accounting Loss

	As of December 31,
	2019	2018	2017
in 000€	unaudited	unaudited
Loss before taxes	(663)	(941)	(723)
Income tax at statutory rate of 29.58% (2018: 29,58%, 2017: 33.99%)	196	278	245
Non-deductible expenses	(5)	(4)	(5)
Non recognition of deferred tax asset	(191)	(274)	(373)
Non-taxable income	—	—	133
Income tax expense as reported in the statement of comprehensive income	—	—	—

13 Commitments

The Company had no significant leasing contracts and no other commitments as of December 31, 2019.

	As of December 31,
in 000€	2018 Unaudited	2017
Within one year	41	89
Between two and three years	—	176
Between four and five years	—	—
More than 5 years	—	—
Total	41	265

The total operating lease payments recognized in the income statement are K€83 in 2018, including non-deductible VAT (2017: K€89). A new lease agreement for the building started as of January 1, 2018. The current agreement only includes a commitment over a six-month period. As of January 1, 2017, the Company has refinanced most of its operating car lease commitments into financial lease commitments. The operating car lease commitments still existing as of December 31, 2017 are included in the above table for a total amount of K€17. No operating car lease contracts remained during 2018.

14	Risks

The Company is mainly exposed to liquidity risk and credit risk.

Foreign exchange risk

The Company has primarily exposure to the USD as foreign currency because of its revenue realized in USD and purchases of services in USD mainly from Materialise USA, LLC. During 2019, 2018 and 2017 the changes in the USD did not have a significant impact on the operating result of the Company.

If the USD (rate for 1 EUR) would have appreciated by 10%, the net result would have been K€12 higher. If the USD (rate for 1 EUR) would have depreciated by 10%, the net result would have been K€10 lower.

Liquidity risk

The liquidity risk is that the Company may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management. The Company has no credit arrangements or undrawn lines of credit. The short-term cash needs are also managed through the trade payables with the Shareholders.

All contracted obligations and related carrying amounts are short-term liabilities.

Credit risk

Credit risk is the risk that third parties may not meet their contractual obligations resulting in a loss for the Company. The Company is exposed to credit risk from its operating activities and from its financing activities, which are mainly current accounts with financial institutions. The Company limits this exposure by contracting with credit-worthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables.

Trade receivables

Customer credit risk is managed in accordance with the Company’s established policy, procedures and controls relating to customer credit risk management.

An impairment analysis is performed at each reporting date and a provision matrix is used to measure ECLs. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns.

The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off if past due for more than one year and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 11. The Company does not hold collateral as security.

The Company evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Set out below is the information about the credit risk exposure on the Company’s trade receivables:

in 000€	Total	Non-due	< 30 days	31-60 days	61-90 days	91-180 days	> 181 days
31 December, 2019*	892	236	157	45	49	404	—
31 December, 2018*	405	162	66	36	31	80	30
31 December, 2017	250	138	28	22	3	32	27

*	Unaudited

Capital management

The primary objective of the Shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Company shareholders’ equity.

The Company consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Company made no changes to its capital management objectives, policies or processes during the years ended December 31, 2019, 2018 and 2017.

15	Related party transactions

The compensation of key management personnel of the Company is as follows:

	For the year ended December 31,
	2019	2018	2017
in 000€	unaudited	unaudited
Short-term employee benefits	—	93	107
Contractor Benefits	35	—	—
Total	35	93	107

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

in 000€	Sale of goods to	Purchases from	Unpaid capital	Receivables	Liabilities
Shareholders
December 31, 2019*	292	1,696	655	329	1,734
December 31, 2018*	505	1,527	—	65	1,528
December 31, 2017	246	1,339	—	580	1,298

*	Unaudited

Related party – RSScan International NV

As one of the Shareholders, RSScan International NV provides services, footscanners and footscan software to the Company, which is reflected in K€46 for financial year 2019 of purchases of raw materials and consumables (2018: K€64, 2017:K€65) and K€152 relating to services and other goods, mainly consisting of the rent for the building (2018: K€97, 2017:K€103). RSScan International NV and some of its subsidiaries are also customers of the Company, which is reflected in K€292 of revenue for financial year 2019 (2018: K€56, 2017: K€134). No other income for 2019 (2018: K€10, 2017: K€89).

The outstanding receivables with respect to RSScan International NV and its subsidiaries amount to K€255 as of December 31, 2019 (2018: K€43, 2017: K€17). Trade payables and accruals are outstanding as of December 31, 2019 relating to RSScan International NV and its subsidiaries for an amount of K€419 (2018: K€207, 2017: K€9). Further on RS Scan has a liability towards RS Print of unpaid capital of K€655 in 2019.

Related party – Materialise NV and Materialise USA, LLC

As one of the Shareholders, Materialise NV provides research and development and other services to the Company. Research and development services provided by Materialise NV amount to K€106 for financial year 2019 (2018: K€175, 2017: K€261). Furthermore, the Company purchased 3D printed soles from Materialise NV and Materialise USA, LLC for a total amount of K€1,391 during financial year 2019(2018: K€1,192, 2017: K €910), including services and other goods.

The above described services result in outstanding trade payables and accruals of K€1,315 as of December 31, 2019 and a long-term liability against Materialise NV of K€145, as presented with other non-current liabilities in the statement of financial position.

The current account with Materialise USA, LLC, presented with the other current assets, amounting to K€74 as of December 31, 2019, reflects the cash collected by Materialise USA, LLC for US-based customers of the Company.

16	Events subsequent to the statement of financial position date

The outbreak of a novel coronavirus, was first identified in December 2019 in Wuhan, China, and has since spread globally. In response to the pandemic, governments worldwide have closed business, restricted travel and implemented emergency quarantines, and businesses and individuals have reduced travel, cancelled meetings and events and implemented of work-from-home policies, which have caused significant disruption to the global economy and normal business operations. The coronavirus public health crisis is expected to have broader macroeconomic implications, including a decrease in or halt to economic growth, the effects of which could be long lasting.

In an effort to protect the health and safety of employees, we, and many of our customers, partners, suppliers and other counterparties, currently require that employees work from home and restrict travel as much as possible, which affects, amongst other things, their ability to attend industry events and to engage in commercial visits. In the event we or our customers, partners, suppliers and other counterparties maintain or expand these restrictions, we may suffer disruptions to business operations including the closure of manufacturing facilities, warehouses and logistics supply chains worldwide. Furthermore, the coronavirus and the responses thereto could have a range of other effects on us. For example, the implementation of business continuity plans in a fast-moving public health emergency could have an adverse effect on our internal controls (potentially giving rise to significant deficiencies or material weaknesses) and increase our vulnerability to information technology and other systems disruptions.

As of June 30,2020 we are unable to predict the duration and severity of the spread of the coronavirus and the political and economic responses thereto and as a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity. The coronavirus and related responses are developing rapidly, making their impact highly uncertain, and are subject to many factors beyond our control, such as the speed of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions, and reactions and responses of the public. While we expect we will suffer adverse effects, the more severe the outbreak is and the longer it lasts, the effects on us and our business will be more materially adverse.

Based on our current assessment of the COVID-19 pandemic, we have considered various hypothetical scenarios on how our business, results of operations, and financial condition could be impacted during the year 2020. In these scenarios we take the general view, but without any certainty as we are reviewing the situation constantly, that our business will be impacted very significantly in 2020, and will subsequently continue to be weak for the rest of the year, although that our current assessment of the situation is that our business may gradually improve during the remainder of 2020.

We experienced significantly reduced consumer demand for our products as a result of the acute COVID-19 crisis in March, April and May and we expect to see a stagnation in demand as result of the developing economic crisis for the remainder of 2020. Our sales teams were unable to perform customer- or distributor (podiatrists, retail stores, orthopaedic experts) visits due to COVID-19 travel- and meeting restrictions. These customer visits will gradually recommence in lock-step with the lifting of lockdown restrictions. In addition, in the period April – May 2020, we had furloughed most of our staff due to loss of demand in that period. We expect to gradually return to full employment in the course of July—August 2020. On the cost-side, we will continue with our cost price reduction projects we had already commenced to further streamline and increase the resilience of the business.